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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.       )*

Simtrol, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

829205202

(Cusip Number)

June 2, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 829205202			Page 2 of 10 Pages

1.	Name of Reporting Person: W. Cobb Hazelrig		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 150,000 shares

		6.	Shared Voting Power: 150,000 shares

		7.	Sole Dispositive Power: 150,000 shares

		8.	Shared Dispositive Power: 150,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 300,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.8%

12.	Type of Reporting Person: IN

2

13G
CUSIP No. 829205202			Page 3 of 10 Pages

1.	Name of Reporting Person: Hazelrig Family Partnership Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Alabama

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 50,000 shares

		6.	Shared Voting Power: 250,000 shares

		7.	Sole Dispositive Power: 50,000 shares

		8.	Shared Dispositive Power: 250,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 300,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.8%

12.	Type of Reporting Person: PN

3

13G
CUSIP No. 829205202			Page 4 of 10 Pages

1.	Name of Reporting Person: Frederick G. Wedell		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 50,000 shares

		6.	Shared Voting Power: 150,000 shares

		7.	Sole Dispositive Power: 50,000 shares

		8.	Shared Dispositive Power: 150,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.2%

12.	Type of Reporting Person: IN

4

13G
CUSIP No. 829205202			Page 5 of 10 Pages

1.	Name of Reporting Person: W & H Investments Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Alabama

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 50,000 shares

		6.	Shared Voting Power: 250,000 shares

		7.	Sole Dispositive Power: 50,000 shares

		8.	Shared Dispositive Power: 250,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 300,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.8%

12.	Type of Reporting Person: PN

5

CUSIP No. 829205202	13G	Page 6 of 10 Pages

Item 1(A). Name of Issuer:

Simtrol, Inc.

Item 1(B). Address of Issuer’s Principal Executive Offices:

2200 Norcross Parkway, Suite 255
Norcross, GA 30071

Item 2(A). Name of Person Filing: (1) W. Cobb Hazelrig; (2) Hazelrig Family Partnership Ltd.; (3) Frederick G. Wedell; and (4) W& H Investments Partnership

Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

Items 2(B). Address of Principal Business Office, or, If None, Residence:

Altex Resources
3940 Montclair Road, Suite 500
Birmingham, Alabama 35213

Item 2(C). Citizenship: (1) and (3): United States

(2) and (4): Alabama

Item 2(D). Title of Class of Securities: Common Stock

Item 2(E). CUSIP Number: 829205202

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)☐	A parent holding company or control person in accordance with §240.13d-

CUSIP No. 829205202	13G	Page 7 of 10 Pages

1(b)(1)(ii)(G);
(h)☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a) Amount beneficially owned: Reference is made to Items 5-11 on pages 2-5 of this Schedule 13G.

     (b) Percent of class: Reference is made to Items 5-11 on pages 2-5 of this Schedule 13G.

     (c) Number of shares as to which such person has: Reference is made to Items 5-11 on pages 2-5 of this Schedule 13G.

(i) Sole Power to Vote or to Direct the Vote	(ii) Shared Power to Vote or to Direct the Vote	(iii) Sole Power to Dispose or to Direct the Disposition of	(iv) Shared Power to Dispose or to Direct the Disposition of

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Member of the Group.

CUSIP No. 829205202	13G	Page 8 of 10 Pages

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     By signing below I (we) certify that, to the best of my (our) knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 829205202	13G	Page 9 of 10 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2004

/s/ W. Cobb Hazelrig
W. Cobb Hazelrig

HAZELRIG FAMILY PARTNERSHIP LTD.
/s/ W. Cobb Hazelrig
W. Cobb Hazelrig, General Partner

/s/ Frederick G. Wedell
Frederick G. Wedell

W & H INVESTMENTS PARTNERSHIP
/s/ W. Cobb Hazelrig
W. Cobb Hazelrig, General Partner

CUSIP No. 829205202	13G	Page 10 of 10 Pages

EXHIBIT A

AGREEMENT FOR
JOINT FILING OF SCHEDULE 13G

     W. Cobb Hazelrig, Hazelrig Family Partnership Ltd., Frederick G. Wedell and W& H Investments Partnership hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

/s/ W. Cobb Hazelrig
W. Cobb Hazelrig

HAZELRIG FAMILY PARTNERSHIP LTD.
/s/ W. Cobb Hazelrig
W. Cobb Hazelrig, General Partner

/s/ Frederick G. Wedell
Frederick G. Wedell

W & H INVESTMENTS PARTNERSHIP
/s/ W. Cobb Hazelrig
W. Cobb Hazelrig, General Partner

July 12, 2004